                                                                                                                                   EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Profit	$107	$82	$190	$135

Add:
Provision for income taxes	40	10	69	26

Profit before income taxes	$147	$92	$259	$161

Fixed charges:
Interest expense	$209	$234	$413	$468
Rentals at computed interest*	2	1	3	2

Total fixed charges	$211	$235	$416	$470

Profit before income taxes plus fixed charges	$358	$327	$675	$631

Ratio of profit before income taxes plus fixed charges to fixed charges	1.70	1.39	1.62	1.34

*Those portions of rent expense that are representative of interest cost.